82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026445

REGISTRANT'S NAME Imperial One Int'l

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 1257 FISCAL YEAR 6-30-01

** Complete for initial submissions only* *** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 2/8/02

BM

IMPERIAL

Imperial One Intl

2001 ANNUAL REPORT

IMPERIAL

Notice of Annual General Meeting
All shareholders are invited to attend the Twentieth Annual General Meeting of Imperial One Limited. A formal Notice of Meeting together with a proxy form is separately enclosed with this Annual Report.

Business
The details of the business of the Meeting are described in the notice, which accompanies this report.

Proxies
A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the member's voting rights and neither proxy shall be entitled to vote on a show of hands. A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which they are signed must be lodged at the registered office of the Company not less than 48 hours before the time of the meeting. A form of proxy is enclosed separately with the notice of the meeting. An additional form will be supplied by the Company on request.

Imperial One Limited
ACN 002 148 361
ABN 29 002 148 361

Contents

Directors
B W McLeod (Chairman)
D H Sutton
R J Koscharsky
K A Torpey

Company Secretary
D L Hughes

Registered Office
Level 2
131 Macquarie Street
Sydney NSW 2000
Telephone: (02) 9251 1846
Facsimile: (02) 9251 2550

Stock Exchange Listings
Australia
Australian Stock Exchange
(Home Exchange Brisbane Queensland)

IMP - Ordinary Shares
IMPOB - Options expiring 31/07/2003
IMPOC - Options expiring 30/06/2004

United States of America
New York OTC Market: Code: IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

Company Auditors
Court & Co
Level 29, Tower Building
Australia Square
264 George Street
Sydney NSW 2000

Bankers
Australia & New Zealand Banking Group Limited

Principal Share Registry
ComputerShare Investor Services Pty Limited
Level 3,
60 Carrington Street
Sydney NSW 2000

Solicitors
Atanaskovic Hartnell
Level 10 Atanaskovic Hartnell House
75-85 Elizabeth Street
Sydney NSW 2000

It is with pleasure that I present Imperial One's 20th Annual Report. In a difficult year your Company has made significant progress in enhancing the value of its holding of its mineral sand interests in the Murray Basin, which is itself emerging as a world-class Mineral Sand Province.

In late 2000, Imperial One exchanged its 25% direct interest in the BIP Joint Venture in the Murray Basin to BeMaX Resources NL for a 26% shareholding in BeMaX. This enabled BeMaX to hold 75% of the BIP Joint Venture, thereby resolving a number of joint venture impediments and allowing the project to be fast tracked. The first stage of the BIP Joint Venture, being the $6m Bankable Feasibility Study for the Ginkgo heavy mineral deposit, 6m tonnes measured resource, is expected to be completed in early 2002. Not only, is the Bankable Feasibility Study for Ginkgo near completion, over the past 12 months BeMaX has added a further 26 million tonnes of indicated and inferred heavy mineral to its resource estimates. Continuing field and prefeasibility work over the next 12 months, will seek to move the indicated and inferred resource to a measured resource. The further increases in resources have significantly enhanced the value of the Company's investment in BeMaX.

The Ginkgo Project was declared to be a 'Project of State Significance' by the New South Wales Government in May 2001. The value of the Company's investment in BeMaX has been demonstrated by Iluka Resources Limited making an offer to acquire a minimum 50.1% of the total issued shares in BeMaX at a price of 24 cents per share towards the end of 2000.

In response to the Iluka Resources offer, an Independent Expert Report prepared by KPMG Corporate Finance (Australia) Pty Limited stated a preferred valuation of 50.5 cents per ordinary BeMaX share. The Iluka bid was unsuccessful and expired on 11 December 2000.

Since that date, the BIP Joint Venture has added significantly to its measured, indicated and inferred resource thereby adding very substantially to BeMaX's resource base and therefore ultimate value. The Company's holding in BeMaX is represented by 28.1 million BeMaX full paid ordinary shares.

The Directors have prudently revalued the Company's internet investments in line with market valuations of digital media companies. Although Catcha.com has in excess of 1.3 million registered subscribers throughout Southeast Asia, and is arguably southeast Asia's only true regional digital media company, the decline in advertising revenues and therefore values has been much in line with global trends. With Catcha's focus on the GenX market segment it has expanded its business emphasis and is diversifying its earnings base. Recently, Catcha acquired a Lifestyle publication "Juice" in Singapore which it will launch in Malaysia and Thailand over the next 12 months. In addition to further reinforce the Company GenX focus, Catcha launched an Events Division which will promote live concerts and other similar events, again focusing on the GenX consumer and Catcha's strong regional branding. By developing a broad base of media interests, and implementing partnerships with companies such as Chinadotcom and Pacific Internet, Catcha has built a basis for a fully integrated SE Asian regional media group which continues to strengthen its market position as USA based and other competitors wind down operations in the region.

The market in which OzNetwork operates continues to experience difficult trading conditions in terms of advertising revenues. However, a recent refocus of Imperial One's internet assets and expertise will lead to the launching of a new internet "community" business by the end of 2001. This is expected to generate earnings for Imperial One commencing 2002.

I welcome those new shareholders and option holders to the Company who participated in the Company's capital raisings over the financial period. I thank all shareholders for their support of the Company over the past 12 months as we look forward to further developing the Company's investments over the medium term.

B W McLeod

Chairman

I. BEMAX RESOURCES NL (23%)

BeMaX
RESOURCES NL

On 9 October 2000, shareholders approved that the Company transfer its 25% direct shareholding in the Murray Basin BIP Joint Venture ("BIP JV") to BeMaX Resources NL. In return the Company received 18,950,000 fully paid ordinary shares in BeMaX, representing 26% of the fully paid capital plus 1,750,000 options exercisable on 31 December 2001 at 25 cents per share. Messrs McLeod and Torpey also joined the Board of BeMaX. Since then the Company has subscribed for a further 6,450,000 shares at 24.18 cents per share and currently holds 23.6% of the total issued capital of BeMaX.

The transfer of the Company's direct interest in the BIP Joint Venture has enabled BeMaX, as a 75% owner and operator, to fast track the proposed Ginkgo Project, the most immediate target for development, which is well advanced through a $6 million Bankable Feasibility Study ("BFS"). The Project is receiving strong support, and it has achieved the status of a Project of State Significance with the NSW Government.

Further to the Ginkgo Project, regional exploration by BeMaX has delineated several other significant deposits, which may rival Ginkgo in terms of size and quality. The Snapper and Gallipoli Deposits, in particular, may have the potential to either add years of mine life to the Ginkgo Project or be developed as stand alone projects.

Collectively, resources so far delineated by BeMaX are estimated to contain 30 million tonnes of heavy minerals. This should increase as BeMaX continues to explore its extensive wholly owned and joint venture mineral tenements.

BACKGROUND

The Murray Basin continues its rapid emergence as a potentially world-class Mineral Sands Province as exploration succeeds in the discovery and definition of further deposits.

The mineral sands industry predominately produces zircon and the titaniferous minerals rutile, ilmenite, leucoxene and altered ilmenite. In 2000, Australia provided 30% of the global market of titanium feedstocks to pigment producers and 40% of the global zircon production, generating approximately A$1.2 billion of export earnings. Australia's market share is forecast to diminish as current resources are extinguished. Development of the Murray Basin mineral sand deposits has become a high priority if Australia is to maintain its significant export earnings from mineral sands products.

BeMaX is one of the most active and successful explorers in the Murray Basin, and is focused on becoming a significant producer of heavy minerals. It has interests in approximately 9,000 km2 of the northern (New South Wales) portion of the Basin, primarily around the small town of Pooncarie (Figure 1). These tenements contain the well-defined Ginkgo and Snapper Deposits, for which Measured and Indicated Resources have been independently estimated, together with numerous other deposits.

THE GINKGO PROJECT

The Ginkgo Project, located to the west of the town of Pooncarie in NSW (Figure 1), is based on the proposed initial development of the Ginkgo Mineral Sands Deposit, with the potential later inclusion of other deposits in the region. The Ginkgo Project is currently the flagship project for the BIP JV as it has the potential to become one of the first mining operations of significance in the Murray Basin.

The Ginkgo Project was declared to be a Project of State Significance by the New South Wales Government in May 2001.

RESOURCE

The Ginkgo Deposit was discovered in late 1998 and has since been extensively drilled out. It is approximately 14 km long, 250 to 750m wide, 25 to 35m thick and occurs beneath 12 to 35m of barren overburden. It is one of the larger single coarse grained and rutile/zircon-rich deposits in the Murray Basin.

In September 2001, after receipt of further infill drilling results, GRD Minproc Limited defined a Measured Resource of 162 Mt @ 3.56% HM plus an Indicated Resource of 43 Mt @ 1.99% HM within a 1% HM grade envelope at a 1% HM cut-off. Minproc's resource estimations were based on 585 drill holes (36,480m) and 18,372 assays. The Measured plus Indicated Resource contains approximately 7 million tonnes HM (including 6 million tonnes of valuable HM).

The heavy mineral concentrate in the Ginkgo Deposit is valuable in that it has elevated levels of rutile and zircon and very low trash levels (non valuable minerals), compared to many other deposits. Besides the attractive mineral composition of the Ginkgo mineralisation, other positive geological characteristics displayed by the Ginkgo Deposit include free-flowing sands (minimal induration), very low slimes contents (<2%) and a high-grade core averaging 6-7% HM.

... continued from previous page


Broken Hill
Menindee
South Australia
New South Wales
SA
NSW
SYDNEY
ADELAIDE
CANBERRA
VIC
MELBOURNE
Coombah
EL5483
EL5662
EL5368
Laburnum
Ginkgo
EL5474
Snapper
Gallipoli
Yabbie
EL5578
EL5532
Pooncarie
EL5663
EL5667
EL5665
EL5666
Wentworth
Mildura
EL5664
Euston
EL5658
Victoria
kilometres
LEGEND
BeMaX Tenements
BeMaX/Probo Mining (BIP Joint Venture) Tenements
BeMaX/Basin Minerals Tenements
National Parks
Highway
Other Sealed Road
Major Unsealed Road
Major River
Projection: UTM Zone 54
Datum: GDA94
Grid: Lat/Long GDA94
BeMaX
Resources NL
Murray Basin Mineral Sands Project
Tenements and Major Deposits

Figure 1

BeMaX Tenements and Major Deposits - Murray Basin.

PRE-FEASIBILITY STUDY

The Ginkgo Pre-Feasibility Study ("PFS"), conducted from July to December 2000, demonstrated that progression to a BFS was warranted. The PFS concluded that there were no significant impediments to development identified, marketing studies were favourable, and that testwork indicated excellent metallurgical recoveries of heavy minerals.

Prior to optimisation and based on a level of accuracy of +/-30%, it was determined that a mining operation could produce up to A$100 million of mineral sands products per year. At a throughput of 12Mt per annum, the annual production from the project was estimated to be up to 55,000t rutile, 40,000t zircon, 165,000t ilmenite and 100,000t altered ilmenite (titanium enhanced leucoxene and pseudorutile). The capital cost of the project was estimated at $167 million with a payback within five years.

BANKABLE FEASIBILITY STUDY (Ginkgo Deposit)

The BIP JV subsequently committed to a $6 million BFS, which is expected to be completed in early 2002, based on the Ginkgo deposit.

Production Strategy

It is proposed that Ginkgo would be developed using conventional minerals sands mining and treatment techniques.

Mine

Mine planning, including pit optimisation, is based upon the Measured and Indicated Resource model provided by GRD Minproc. Mining is expected to commence at the higher grade zone of the deposit and continue for over 11 years.

The calculated overburden to ore ratio for the Ginkgo Deposit is 1.2:1. Options for the most cost effective dry removal of overburden include dozer/conveyor, electric shovel/conveyor and dragline systems.

Wet dredging was considered to be the optimal mining method for the deposit due to the favourable level and characteristics of the water table. Studies performed by Golder Associates, including extensive pump testing, concluded that there would be adequate water resources in the existing aquifer to support the proposed dredging operation without any detrimental regional effects.

The free flowing nature of the sands, together with minimal slimes in the mineralised zone, enhances the cost effectiveness of a dredging operation. The maximum digging depth of the dredge would be 15m with an initial capacity of 1,400 tph.

A conventional floating wet concentrator plant would be situated in the dredge pond behind the dredge. The slimes are low and the heavy minerals sufficiently coarse to respond well to traditional gravity concentration methods. The heavy mineral concentrate recovered by the wet concentrator will be pumped ashore for transport to the Mineral Separation Plant ("MSP").

After the removal of the heavy minerals, the barren sands are returned to the dredge pond, covered with overburden and topsoil and rehabilitation commenced.

Transport

Up to 440,000 tpa of heavy mineral concentrate produced at the mine will be trucked to the MSP. The MSP locations under consideration include Broken Hill, Yelta/Wentworth and Pt Pirie. Products from the MSP would then be railed to a coastal port for export.

Distances between the minesite, MSP and export port, plus the transport corridors that can be utilised, are critical issues to be assessed in the BFS.

Potential export ports include Pt Pirie, Adelaide, Portland and Geelong. The choice of port and location of the MSP are interdependent. Port selection factors include distance from MSP, existing infrastructure for storage and handling of mineral sand products, and ship size capabilities.

... continued from previous page

Mineral Separation Plant

The site for the MSP will be determined as part of the BFS. In addition to transportation issues, MSP site evaluation includes the availability of infrastructure, cost effective energy and a skilled workforce. Construction at the preferred MSP site will be subject to lodgement of a Development Application accompanied by an Environmental Impact Study ("EIS") specific to the chosen site.

Broken Hill is currently favoured for this major capital investment as it has several economic and infrastructure benefits, plus the support of the NSW Government. Products from Broken Hill would be railed to Port Pirie or Adelaide for export. An option has been entered into over a potential MSP site in Broken Hill and an EIS commenced.

Valuable Heavy Minerals Production

The annual production from the MSP is expected to include up to:

55,000 tonnes of rutile (95% TiO_2)

40,000 tonnes of zircon (Premium Grade)

45,000 tonnes sulphate feed ilmenite (52% TiO_2)

120,000 tonnes chloride feed ilmenite (60% TiO_2)

90,000 tonnes altered ilmenite products (65-80% TiO_2)


Expected Output from Ginkgo MSP
Sulphate Ilmenite 12%
Chloride Ilmenite 28%
Altered Ilmenites (65-80% TiO2) 25%
Trash 10%
Zircon 11%
Rutile 14%

Figure 2

Estimated Output from the Ginkgo Mineral Separation Plant.

The work undertaken to date indicates that the zircon, leucoxene and rutile products should be directly marketable. Of the ilmenite products, approximately 30% should be saleable without further treatment. The remainder of the ilmenite contains elevated levels of chrome impurities and may require further treatment. The major portion of the chrome impurity is contained in discrete spinels which can be separated from the ilmenite.

In addition to the reduction of chrome impurities in the ilmenite and in consideration of the potential mineral sand resource available for processing, BeMaX is also investigating various technologies for the potential future production of synthetic rutile from the ilmenite products.

Development Approvals

The granting of the Mining Lease will be subject to, amongst other things, development approval consent from NSW Department of Urban Affairs and Planning and agreement with the registered native title claimants.

The above requirements are well advanced with the Development Application on the EIS expected to be processed early in 2002.

Compensation agreements are currently under negotiation with two pastoral lease holders. These agreements are required to be completed prior to commencement of operations

MINERAL SANDS EXPLORATION AND RESOURCE BASE

BeMaX's extensive interests in the northern region of the Murray Basin are considered highly prospective and strategically important. Discoveries in this region have tended to contain coarse-grained heavy minerals with low slimes and high concentrations of valuable heavy minerals, similar to the Ginkgo deposit.


EL5662
Ginkgo
162Mt @ 3.56%HM
Measured
and
43Mt @ 1.99%HM
Indicated
EL5474
EL5578
Laburnum
Crayfish
EL5532
Pooncarie
Snapper
109Mt @
4.8% HM
Indicated
Gallipoli
Yabbie
Shamrock
EL5532
kilometres
Projection : UTM Zone 54 Datum : GDA94
LEGEND
BeMaX Tenements
BeMaX/Probo Mining (BIP Joint Venture) Tenements
BeMaX/Basin Minerals Tenements
Ginkgo Mining Lease Application
Station/Landholder boundry
Sealed Road
Major Unsealed Road
Minor Unsealed Road
River
1% HM Outline
3% HM Outline
BeMaX
Resources NL
Murray Basin
Mineral Sands Project
Pooncarie Area
Tenements and
Prospects

Figure 3

BeMaX Tenements and Major Deposits - Pooncarie Region.

... continued from previous page

GLOBAL RESOURCE

BeMaX has delineated a global resource containing approximately 30 million tonnes of heavy mineral in the Pooncarie district. Future drilling is expected to significantly increase the resource estimate in this region.

Table 1 RESOURCE ESTIMATES

Deposit	Resource Estimate	Contained HM Mt	Resource Classification	Average Mineralogy of HM
BIP JOINT VENTURE				
1. Ginkgo	162 Mt @ 3.56% HM	5.8	Measured	Rutile 12% Zircon 10% Leucoxene 11% Ilmenite 56%.
	43 Mt @ 1.99% HM	0.9	Indicated	
2. Snapper	109 Mt @ 4.8% HM	5.2	Indicated	Rutile 15% Zircon 11% Leucoxene 10% Ilmenite 56%
3. Gallipoli	556 Mt @ 2.3% HM	12.9	Inferred	Rutile 15% Zircon 12% Leucoxene 9% Ilmenite 55%
4. Crayfish	64 Mt @ 2.0% HM	1.2	Inferred	No data available
5. Labumum	62 Mt @ 1.9% HM	1.2	Inferred	Rutile 18% Zircon 10% Leucoxene 8% Ilmenite 57%
6. Coombah	6 Mt @ 4.8% HM	0.3	Inferred	Rutile 22% Zircon 17% Leucoxene 0.2 % Ilmenite 59%
BASIN JOINT VENTURE				
7. Yabbie	202Mt at 1.9%HM	3.8	Inferred	Rutile 16% Zircon 6% Leucoxene 10.5 % Ilmenite 60%
8. Shamrock:	106Mt at 1.4%HM	1.5	Inferred	Rutile 26% Zircon 13% Leucoxene 11 % Ilmenite 40%
TOTAL	1.310 Mt @ 2.5% HM	32.8 Mt		

Notes:

a) Resource for Ginkgo was estimated independently by GRD Minproc Limited and is classified as Measured and Indicated.

b) Resource for Snapper was estimated independently by Snowden Mining Industry Consultants and is classified as Indicated

c) Resources for each of deposits 3 to 8 have been estimated by BeMaX geologists. As considerable delineation and infill drilling remains to be done on each deposit the resources are preliminary and have been classified as Inferred.

d) Average mineralogy of HM was determined by Amdel using microscope inspection after heavy liquid and magnetic separation. All determinations were performed on single hole composites of the mineralised interval.

The mineralogy of the various deposits is favourable with relatively high contents of valuable rutile and zircon, low levels of valueless trash minerals (approximately 10%), minimal oversize and low slimes (approx. 2-5%) (Table 1).

Considerable feasibility-type studies will be necessary before it will be possible to determine what portion of the valuable heavy minerals contained in this global resource estimate may be economically recoverable.

BIP Joint Venture Tenements

EL's 5474 and 5483
(BeMaX 75% & Operator)

The Ginkgo Deposit

This Deposit is described in detail in Section 3.1.

SNAPPER DEPOSIT – Indicated Resource

The Snapper Deposit is located approximately 10km southwest of the Ginkgo Deposit (Figure3). In May 2001, it was independently estimated by Snowden to be an Indicated Resource of 109 million tonnes, averaging 4.8% HM at a 1% HM cut-off, and containing approximately 5.2 million tonnes of total HM.

The BIP Joint Venture has drilled 278 holes (17,760m) on 17 lines across Snapper. It has a strike length of 7.9 km within Exploration Licence 5474. It has a maximum width (›1%HM) of approximately 1,600m in the NW and 440m in the SE, averaging 755m altogether. The Indicated Resource estimate understates the total size of the deposit as it excludes a portion (possibly 10-15%) that lies outside the BIP JV's Exploration Licence 5474.

On average, HM concentrates from Snapper contain slightly higher proportions of valuable rutile and zircon than concentrates from Ginkgo. The slime and oversize estimates are very low, at 2.6% and 0.1% respectively.

Snapper has significant strategic value as it has the potential to be developed as a stand-alone operation or in conjunction with the Ginkgo Deposit, thereby providing economies of scale advantages or extension of project life.

GALLIPOLI DEPOSIT – Inferred Resource

The Gallipoli complex is situated 8 km southeast of the Ginkgo Deposit (Figure 3) and is interpreted to be a very large complex containing multiple beach deposits. Drilling from June 2001 has outlined an Inferred Resource of 556 million tonnes with a grade of 2.3% HM at a 1% HM cut off, based on a combination of mainly visual grade estimates and assays.

Drilling has outlined at least 11 strands within the complex over an area of 6 km wide by 8km long. Most of Gallipoli is covered by 20m to 35m of barren overburden. The mineralised sands are free flowing and low in slimes with very similar mineralogy to that of Snapper and Ginkgo.

OTHER DEPOSITS – Inferred Resources and regional drilling

A total of 6 lines have been drilled over the Crayfish Deposit for a strike length of 8km and average width of 900m.

Crayfish is buried beneath 10 to 30m of barren sands and averages 15m in thickness. The better part of the deposit has an Inferred Resource of 64Mt with a grade of 2.0% HM and a 1% HM cut off.

Resource estimates for the Laburnum and Coombah deposits are shown in Table 1.

... continued from previous page

Basin Joint Venture Tenements

ELs 5532 and 5578
(BeMaX 60%)

BeMaX earned a 60% interest in September 2001 from Basin Minerals Holdings NL, and holds the right to earn up to 70%.

EL5532 and EL5578 are located southeast of and contiguous with EL5474 (Figure 3). BeMaX has outlined the Yabbie and Shamrock Deposits, located 20km southeast of Ginkgo, both of which contain Inferred Resources (Table 1).

1.3 BeMaX Wholly Owned Tenements

Nanya (EL 5368) and other Exploration Licenses (EL's 5662-5668 inclusive)

Four phases of exploration have been conducted by BeMaX on EL5368 Nanya since 1997 which outlined numerous prospects. Reinterpretation of the geophysics has delineated numerous targets that will be followed up in a future drilling programme.

FUTURE

During the year Iluka Resources Limited made an unsolicited 24 cents per share cash takeover bid for BeMaX. An Independent Expert Report, prepared by KPMG Corporate Finance (Aust) Pty Ltd, stated a preferred valuation of 50.5 cents per ordinary BeMaX share. The Iluka bid was unsuccessful and expired on 11 December 2000. Delineation of the BIP Joint Venture's large Snapper Deposit occurred subsequently in early 2001, adding very substantially to BeMaX's resource base.

The medium and longer term outlook for pigment feedstock demand is positive. The short term outlook is less certain as flow-on effects of the recent world events may include decreased world economic growth, a factor that strongly influences pigment demand. Demand is, however, forecast to return to its long term growth rate as global economies recover (Table 2). As consumption of titanium pigment closely follows global GDP, demand for feedstock products will be dependent upon the ability of governments world-wide to maintain economic growth over the medium term.


Potential global feedstock supply
including all new projects
Supply Gap
Global Feedstock Demand

Table 2: Global Feedstock - Demand and Supply June 2001

Any short term softness in demand for titanium products is expected to have dissipated before Ginkgo starts production. It is predicted that, in the short to medium term, zircon consumption and price trends will be positive.

The Murray Basin has many positive attributes, including low political risk and existing infrastructure, together with environmental and cultural sustainability, favourable to its development as a world-class Mineral Sands Province. BeMaX is in a strong financial position, holding sufficient funds for the completion of the Ginkgo Bankable Feasibility Study and ongoing exploration activities. The shareholding in BeMaX offers tremendous upside potential for Imperial over the medium to long term.

II. CATCHA.COM LIMITED (12.95%)

SE Asia's Leading Network of Local Portals

catcha.com.sg Singapore	**catcha.com.my** Malaysia	**catcha.co.id** Indonesia
catcha.com.ph Philippines	**catcha.com.th** Thailand	**catcha.com.au** Australia

Background

The Current Mission Statement of Catcha.com Limited ("Catcha") is to *"Build the Leading Media/Entertainment Group Focusing on Generation X in Asia"*.

The primary objective is to build an Asian media/entertainment Group targeting Generation X (also known as the Digital Generation), defined as the generation following the Baby Boomers. Generally aged between 15-35, Generation X is a class growing in Asia in both affluence, size and ambitions. Catcha has strong brand name recognition with this Generation and will leverage off this.

Whilst the internet remains Catcha's core business, the Company has identified huge opportunities in developing a network of integrated media platforms enabling advertisers to communicate with the Gen X audience in numerous ways. Catcha is in an unparalleled position to do so for three key reasons:

1. Understanding of Gen X as the Catcha's team and focus has been on Gen X;
2. The Catcha brand is highly recognised and respected amongst Gen X; and
3. Catcha has over 1.3m members in Asia that are mostly in the Gen X category.

Consistent with this vision, Catcha is building divisions that exhibit the following characteristics:

- Relatively low Start-Up Costs,
- Scalable models (Offering expansion opportunities into N. Asia),
- Strong cash-flow cycles,
- Leverage off other Entertainment / Media arms of Catcha, and
- Concepts that have proven themselves in Western markets.

Operations

At present, Catcha has three key divisions of focus over the next 24 months:

1. **Internet** (Portal, E-Commerce, Paid Services). Catcha continues to see a number of interesting campaigns conducted on the Catcha portal as clients push the boundaries on internet advertising. The launch of new advertising formats and sizes has been successful with brand managers and media buyers.

   Once again, regional studies by ACNielsen. Consult confirmed that Catcha is the leading local search engine portal in Indonesia, Philippines, Malaysia and Thailand, thereby for the second year in a row maintaining a SE Asian dominance.

   In addition, Catcha is starting to derive meaningful revenues from e-commerce. With minimal promotion in the last several months Catcha has had over 50,000 transactions. The internet is clearly a powerful sales channel assuming the product is correct and marketed appropriately.
2. **Publishing** (Magazines, Discount Marketing Publications). In line with the Generation X media focus, Catcha has recently launched its publishing arm. In mid October Catcha acquired 100% of JUICE, one of the leading Nightlife/Lifestyle publications in Singapore. Leveraging off Catcha's regional infrastructure, JUICE will be launched in Malaysia and Thailand within the next 12 months.

   In Malaysia, Catcha is about to publish the Catcha 'Black Book', an Entertainment/Privileges guide targeted at 600,000+ members in Malaysia.
3. **Events.** The first event under Catcha Events is underway with Catcha MY organising the Emerging Leaders Seminar in Kuala Lumpur.

Partnerships

Catcha has recently formed an excellent regional marketing and sales partnership with Chinadotcom. This follows the formation of a partnership with Pacific Internet in Q2.

Future

Catcha management is confident that the Group will achieve self-sufficiency during the financial year 2002 and that the Group will report a marginal profit for the Financial Year 2002. Whilst the new concepts will have certain start-up costs, they are expected to be profitable a short time after launching. The new expanded basis of operations will also expand revenue opportunities. Whilst Catcha will remain media focused, advertising will not be the sole revenue stream.

III. OZNETWORK PTY LIMITED (80.86%)

network

Background

The official launch of OzNetwork's web portal in September 2000 saw the release of an Australian focused network of websites into the market. Since that time OzNetwork has launched a further three sites into the market and modified or removed existing sites based on consumer demand.

The past year has been an extremely difficult one for businesses operating in this area. OzNetwork has seen many of its competitors close down their operations or refocus on a completely different area of business.

OzNetwork's approach has been to use third party content providers for all products outside of OzSearch, thereby minimising costs of production. OzNetwork also seeks to offer users of the portal a range of services, both internal and external to the business.

Marketing

OzNetwork conducted a nationwide branding campaign between September 2000 and January 2001, centred on raising awareness of the OzNetwork portal [www.oznetwork.com.au] amongst the 25-39 year old Australian public. Total campaign spend was in the order of $600,000 and covered newspaper, magazine, internet and radio advertising.

The campaign significantly increased the visitors to OzNetwork, raising the ranking of the network from 21 to 3 in the Hitwise ranking of Australian Search Engines and Directories used by Australians during February, and consistently maintaining a top ten position in this category during Quarter 1 of 2001. This was an impressive result considering the advertising budgets of our major competitors during that period.

Marketing is conducted on an ongoing basis using online and radio formats.

Corporate Services

During this period, OzNetwork's proprietary syndication framework was also completed and launched, giving rise to the formal launch of the OzNetwork Corporate Services (OCS) arm. The OCS arm provides internet technology, content syndication services and web development to a range of large and small clients. The syndication framework allows personalisation and customisation of content delivery to client websites through an automated framework.

Web development services are focussed on the small to medium business end of the market, and clients are drawn through a combination of existing OzSearch Internet Guide listings and a telephone sales team. OzSearch Internet Guide itself lists over 30,000 businesses.

Operations

During Quarter 1 2001, OzNetwork also addressed the rationalisation of costs across the business, especially in terms of the profitability of each site within the network. To this end the mail product, personal homepages and the television guide were closed on the basis of a lack of usage or cost/benefit in the longer term.

The business also launched sites such as OzPhones, OzHolidays and OzJobs, based on consumer demand seen within the OzSearch Internet Guide.

OzNetwork has managed to minimise the costs of content for the network, as the portal has now built a core user base, which makes the portal attractive for co-branding agreements with external content providers. As a result, management was able to significantly decrease the cost of acquiring content and the level of staffing required to operate the network.

In addition, OzNetwork invested further in the improvement of the core product, the OzSearch Internet Guide, implementing new software to allow much faster searches, a larger database of sites and more intuitive results. Another important feature within the new software was the ability to facilitate Premier Business Listings, whereby a company can pay to have its website listed ahead of the alphabetical listings within the directory. To date approximately 200 sites have chosen to undertake a Premier Listing, which is sold on a recurring quarterly basis.

Based on current cost structures and sales initiatives, management expect OzNetwork to be cashflow positive by early Quarter 1 2002.

Management

OzNetwork maintains a management team of three executives in the areas of sales and marketing, development and production and overall management. The team has a range of skills in the requisite areas, which suit well the direction of the business.

IV. INDUSTRIAL MINERALS MARKETING PTY LIMITED (100%)

The wholly owned subsidiary continues to build its portfolio of industrial minerals which are sold to both the retail and wholesale markets. The Company's mainstream products sold to the retail market, Cats Choice and Chandler continue to hold their position as Australia's leading branded cat litter.

In mid 2000, Hudson Resources Limited, the supplier of raw materials to the Company, commenced construction of a processing plant to produce fine high grade product which Industrial Minerals Marketing will market throughout the region as filters, (eg palm oil), stock food additives and for pharmaceutical products.

V. GURINA JOINT VENTURE - EL 4428, VICTORIA (100%)

Following the grant of Exploration Licence 4428 on 8 October 1999, comprehensive CRA data including drill results was evaluated including satellite imaging. The CRA drill data indicated the presence of sediments having suitable grain size parameters and elevated heavy mineral values indicative of strandline type mineralisation, the most prominent of which being at Pimpinio in the northern western portion of the licence area.

Within the licence area, CRA had earlier defined WIM 150 type mineralisation (fine grained marine offshore occurrences which are currently non-economic) at Adella and Avon Bank. At Avon Bank, CRA had outlined a drill indicated resource of 705 Mt at 5.31% heavy mineral having mineral reported to contain 12% rutile, 15% zircon and 35% ilmenite.

As part of the investigations of strandline mineralisation drilling was conducted on 12 traverse lines to test previously reported CRA heavy mineral intersections. 72 drill holes were completed for a total of 1997 metres.

All drill holes encountered fluvial sediments associated with minor heavy minerals. Amdel Laboratories investigated Sample No. GH-21 at 13.5 to 15 metres depth for heavy mineral separation and mineralogy. The sizing results showed that 19.6% of the −1mm +20um fraction was comprised of ilmenite in both fresh and altered states. Amdel reported "the ilmenite consists mainly of steely grey altered ilmenite, although about 20% of the ilmenite is fresh ilmenite. The goethite occurs as both individual particles and as rims or partial rims around a small number of heavy mineral grains. The non-opaque gangue in this sample consists mainly of tourmaline and biotite with traces of probable celestite."

Results of the 2000 drilling program in light of the earlier CRA drill results were disappointing, however an assessment program is continuing. In September 2001, Imperial acquired the remaining 50% of the tenement and is currently implementing an exploration and feasibility program for the next twelve months.

VI. MAY DAY PROJECT - ML 1361, NSW (100%)

The R&D Program in developing resin technology has now been completed. The last gold extracted from the project was shipped to the refiners in August 2000. All plant and equipment has been sold and rehabilitation of the site has commend and is expected to be completed by year end.

Corporate Governance Statement

A description of the Company's main corporate governance practices is set out below. Unless otherwise stated, all these practices were in place for the entire year.

The Board of Directors

The Board of Directors takes ultimate responsibility for corporate governance and operates in accordance with the following broad principles as set out in its charter:

- the Board should comprise between 3 and 12 directors
- the Chairman is elected by the Board
- the maximum age for directors is 72

At the date of signing the directors' report the Board consisted of three non-executive directors and one executive director. Details of the directors are set out in the directors' report under the heading "Directors".

Directors are initially appointed by the full Board, subject to election by shareholders at the next annual general meeting, with one third of the Board being subject to retirement by rotation.

Chairman

The Chairman of the Board is elected by the full Board.

Independent Professional Advice

Directors have the right, in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. Consent of the full Board should be sought before seeking such advice.

Nomination Committee

The Nomination Committee consists of the full Board.

In the event of a vacancy the Board seeks replacements with the appropriate skills and experience. Where necessary, advice is sought from independent consultants.

Remuneration Committee

The Remuneration Committee consists of an executive of two Board members.

The Executive Committee decides on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed at least annually having regard to performance, relevant comparative information and independent expert advice.

The total remuneration of non-executive directors is determined by the Company in general meeting. Where the remuneration is to exceed that maximum amount, approval by shareholders at the annual general meeting is required. Non-executive directors are also entitled to retirement benefits in accordance with the Superannuation Guarantee Charge set down in Federal Statute.

Further information on directors' remuneration is set out in note 3 to the financial statements.

Audit Committee

No Audit Committee exists as all expenditure incurred by the Company requires the authorisation of a director and all revenue received by the Company is reviewed by a director.

External Auditors

The full Board is responsible for the appointment, removal and remuneration of the external auditors, and reviewing the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities the Board receives regular reports from management and the external auditors. Members of the Board also meet with the external auditors at least twice a year, more frequently if necessary. The external auditors have a clear line of direct communication at any time to the Chairman of the Board.

Risk Assessment and Management

As part of the Company's strategy to implement an integrated framework of control, the Board requested the external auditors review internal control procedures. Recommendations once presented will be considered by the Board.

Ethical Standards

The Board is in the process of reviewing a Code of Ethical Business Standards setting out the ethical standards expected of all directors and employees in carrying out their duties.

In respect of the financial year ended 30 June 2001, the directors of Imperial One Limited present their report together with the financial report of the Company and the consolidated financial report of the Group, being the Company and its controlled companies, and the auditors' report thereon.

DIRECTORS

The following persons held office as directors of Imperial One Limited at the date of this Report:

B W McLeod	Chairman
D H Sutton	Director
K A Torpey	Director
R J Koscharsky	Director

B W McLEOD

B.Sc (Maths), M.Comm.(Econ)

Chairman

Mr McLeod has had extensive experience in the Australian capital markets. Over the past 14 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent 6 years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is Chairman of Hudson Investment Group Limited, Hudson Securities Corporation Limited, Hudson Timber & Hardware Limited and Hudson Resources Limited and a Director of BeMaX Resources NL, Catcha.com Limited, International Concert Attractions Limited and Carnegie Corporation Limited. Appointed a director of the Company on 21 May 1996.

D H SUTTON

B.Comm ASA ACIS

Non-Executive Director

Mr Sutton is an affiliate of the Australian Stock Exchange Limited with many years experience in sharebroking and investment banking. He is also a director of Terrain Securities Pty Limited, a member firm of the Australian Stock Exchange, Hudson Resources Limited, Hudson Timber & Hardware Limited and Hudson Pacific Group Limited. Appointed director of the Company on 30 January 1997.

K A TORPEY

B.E., MIE Aus., CP Eng, FAusIMM, CP Man.

Non-Executive Director

Mr Torpey has over the last forty years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Mines Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

For the last twenty years, since returning to Australia from Tara Mines, his association has mainly been as a corporate officer initially as Managing Director of Denison Mines (Australia) and then Managing Director of Devex Limited. Over the last few years, he has acted as a consultant to a number of companies involved in mining projects and in new technology. He is currently the principal of Famallon Pty Limited and a director of BeMaX Resources NL and Camberwell Coal Pty Limited. Appointed a director in November 1992.

R J KOSCHARSKY

B.Econ, M.Comm (Prof. Accounting) CA

Executive Director

Mr Koscharsky is CEO of OzNetwork Pty Limited, prior to which he was a manager with PricewaterhouseCoopers' Technology, Info Comms and Entertainment Group in Audit and Business Advisory. His clients included OzEmail, Vodafone, Global One and a variety of other technology and Internet focused companies. Mr Koscharsky's experience ranged from assisting early stage companies through to advising established businesses on financial management, structuring, forecasting and capital raising.

Mr Koscharsky is also the Treasurer of Telstra Child Flight, the babies and children's intensive care emergency helicopter service based at the New Children's Hospital in Westmead, NSW. Appointed director of the Company on 15 March 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year were the following:

- Development of its Murray Basin heavy mineral tenements through its BeMaX Resources NL shareholding.
- Investment in internet portals and new media technologies.
- Evaluation of mining tenements and development of mineral processing technologies.

During the year, the Group focused its resources on its internet investments and its Murray Basin heavy mineral and May Day tenement interests.

CONSOLIDATED RESULTS

The consolidated net loss for the financial year ended 30 June 2001 attributable to the members of Imperial One Limited was $8,768,554.

DIVIDEND

The directors of the Company do not recommend that any amount be paid by way of dividend. The Company has not paid or declared any amount by way of dividend since the commencement of the financial year.

... continued from previous page

REVIEW OF OPERATIONS

The Group's Net loss for the year attributable to the members was $8,768,554 compared to a loss of $3,857,327 for the previous corresponding period.

Of the loss, $1,596,298 results for the Group's share of operating losses from the operations of OzNetwork Pty Limited.

Individually significant items included in the Loss comprise the following:

- Profit on sale of controlled entity $2,750,170;
- Increase in the provision for diminution in the value of investments $4,182,803;
- Write-off of goodwill $4,310,901.

STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the period under review were as follows:

An increase in paid up capital from $47,023,999 to $50,759,521 as a result of the following:

Share Issues

- $1,513,200 pursuant to a Private Placement of 37,830,000 shares at an issue price of 4 cents per share.
- $2,486,331 pursuant to a non-renounceable Rights Issue on the basis of 2 new shares for each 7 shares held. In addition, 41,439,068 free options were granted to subscribers to the non-renounceable Rights Issue on the basis of 1 free option for each 2 shares subscribed for. The options are exercisable at 10 cents and expire 30 June 2004.

  Costs associated with the abovementioned equity issues totalled $264,009.

- On 10 July 2000, the Company and BeMaX Resources NL executed a Share Sale Agreement under the terms of which BeMaX acquired a 100% equity interest in Imperial Mining (Aust) NL.

  As a result of the transaction, BeMaX has obtained an additional 25% interest in the BIP Joint Venture, which owns the Ginkgo and Snapper deposits and other strandline prospects in the Murray Basin.

  Imperial received 18,950,000 fully paid BeMaX shares and 1,750,000 options exercisable at 25 cents expiring on 31 December 2001.

  In March 2001, the Company acquired a further 2,707,143 shares in BeMaX at 24 cents per share together with 1,353,571 free attaching options exercisable at 20 cents expiring 30 September 2001 pursuant to a 1 for 7 non-renounceable Rights Issue.

  In June 2001, Imperial acquired a further 6,450,000 shares in BeMaX at a cost of $1,559,610 to maintain its shareholding at 24.36%. This follows a placement of 5,090,000 shares to Sons of Gwalia bringing their holding to 19.9%.

  The options expiring on 30 September 2001 were not exercised by the Company. As a consequence the Company's shareholding in BeMaX at the date of this report is 28,107,143 ordinary shares representing 23.55% of the total issued capital.

- On 8 September 2000, the Company launched OzNetwork an Australian On-Line new media network. OzNetwork had its origins in the Company's acquisition of a 90% shareholding in OzSearch Internet Guide Pty Limited.

  OzNetwork Pty Limited undertook a number of equity issues during the year to which Imperial contributed $530,000. At balance date, Imperial held 80.86% of the total issued capital.

- During the year, the Company participated in private placements undertaken by Catcha.com contributing additional funds totalling $496,278. At balance date, the Company held 29,062,053 shares in Catcha.com representing 12.95% of that Company's total issued capital.

Changes in Company Directorate

- Mr A R Hope was a Director of the Company from his appointment on 21 May 1996 until his retirement at the last Annual General Meeting held on 30 November 2000.
- Mr R J Koscharsky was appointed a Director of the Company on 15 March 2001.

MATTERS SUBSEQUENT TO BALANCE DATE

The Gurina Joint Venture in which Imperial Mining Investments Pty Limited (controlled entity) and Probo Mining Pty Limited each held at 50% equity interest has been dissolved.

A Deed of Transfer was lodged with the Victorian DNRE on 3 October 2001 which subject to the consent of the Minister will transfer 100% interest in EL 4428 to Imperial Mining Investments Pty Limited.

In addition, Imperial Mining Investments Pty Limited lodged an Application for Renewal of EL 4428 on 5 October 2001 over a reduced area of 301km^2.

LIKELY DEVELOPMENTS

Except for information disclosed in this Report on developments and the expected results of these developments, further information has not been disclosed in this Report because in the opinion of directors, to disclose more would prejudice the interests of the Group.

DIRECTORS' INTERESTS AND BENEFITS

The relevant interest of each director in the share capital of the Company as at the date of this report is:

	PARTICULARS OF INTERESTS IN THE ISSUED CAPITAL OF THE COMPANY			
	DIRECT INTEREST		INDIRECT INTEREST	
DIRECTOR	SHARES FULLY PAID	OPTIONS	SHARES FULLY PAID	OPTIONS
B W McLeod	-	10,000,000	39,064,836	5,147,139
D H Sutton	-	1,000,000	-	-
K A Torpey	100,000	1,000,000	3,589,592	1,282,568
R J Koscharsky	-	-	51,429	310,000

... *continued from previous page*

- B W McLeod has an indirect interest in 1,221,262 ordinary shares and 5,147,139 options as a principal of Eastern and Pacific Capital Pty Limited, 30,679,435 ordinary shares by virtue of his position as a Director of Hudson Securities Corporation Limited and 7,164,139 shares by virtue of his position as a Director of Hudson Corporate Limited.
- K A Torpey has an indirect interest in 3,589,592 ordinary shares and 1,282,568 options in the issued capital of the Company by virtue of his position as principal of Famallon Pty Limited.
- R J Koscharsky has an indirect interest in 51,429 ordinary shares and 310,000 options by virtue of his position as a Director of RJK Property Pty Limited.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

Remuneration packages and other terms of employment are reviewed annually by the Committee. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Imperial One Limited and each of the officers of the Company and the Group receiving emoluments are set out in the following table.

	Base emolument $	Super contributions $	Executive Options $	Other Benfits $	Total $
Director					
B W McLeod	63,000	1,200	Nil		64,200
K A Torpey	10,000	800	Nil		10,800
D H Sutton	10,000	800	Nil		10,800
R J Koscharsky	127,115	10,168	N/A	15,000	152,283
A R Hope	24,756	333	Nil		25,089
Officer					
The Company					
D L Hughes	54,000	4,320	Nil		58,320
Group					
D L Hughes	54,000	4,320	Nil		58,320

At the date of this Report, the exercise price of the 14,350,000 Executive Options on issue exceeds the market price of the fully paid ordinary shares. Accordingly, the value of the options has been assessed as Nil.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year were:

	DIRECTORS' MEETING	
	No. OF MEETINGS ATTENDED	No. OF MEETINGS HELD*
DIRECTOR		
Mr B W McLeod	14	14
Mr D H Sutton	12	14
Mr A R Hope	3	5
Mr K A Torpey	14	14
Mr R J Koscharsky	5	5

*Reflects the number of meetings held during the time the director held office during the financial year.

SHARE OPTIONS

The following options were granted over unissued shares during the financial year.

- In July 2000, the Company granted 14,350,000 options to acquire ordinary shares pursuant to the terms and conditions of the Imperial One Limited Executive Option Plan.

  The Options are exercisable at 9 cents and expire on 6 July 2005.

- In June 2001, 41,439,068 options exercisable at 10 cents expiring 30 June 2004 were granted pursuant to a non-renounceable rights issue on the basis of one (1) option for each two (2) shares subscribed for.

  No options were granted in the period from the end of the financial year and up to the date of this Report.

  No options have expired since the end of the last financial year.

  At the date of this report, the total number of unissued shares under option is 232,853,377. These options are exercisable on the following terms and conditions.

EXPIRY DATE	EXERCISE PRICE	NO. OF OPTIONS
31 July 2003	20 cents	177,064,309
30 June 2004	10 cents	41,439,068
6 July 2005	9 cents	14,350,000

ENVIRONMENTAL REGULATIONS

There are significant environmental regulations surrounding mining activities which have been conducted by Imperial. However, there has been no breach of these regulations during the financial year or in the period subsequent to the end of the financial year and up to the date of this report.

Signed at Sydney this 26th day of October 2001, in accordance with a resolution of the Directors.

B W McLEOD
Director

D H SUTTON
Director

Statements of Financial Performance

For the year ended 30 June 2001

	Note	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Revenues from ordinary activities		**7,361,212**	4,537,957	**433,580**	110,830
Depreciation expense	3	**(132,280)**	(35,293)	**(43,314)**	(16,592)
Borrowing cost expense	3	**(165,446)**	(196,424)	**(115,922)**	(42,524)
Salaries and emplyee benefits		**(1,209,870)**	(191,256)	**(118,353)**	(103,795)
Other expenses from ordinary activities		**(14,671,355)**	(7,972,311)	**(9,653,838)**	(1,530,519)
Loss from ordinary activities before income tax expense		**(8,817,739)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Income tax expense relating to ordinary activities		**–**	–	**–**	–
Loss from ordinary activities after income tax expense		**(8,817,739)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Net loss		**(8,817,739)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Net loss attributable to outside equity interests		**49,185**	–	**–**	–
Net loss attributable to members of the Company	27	**(8,768,554)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Total change in equity from non-owner related transactions attributable to members of the Company		**(8,768,554)**	(3,857,327)	**(9,497,847)**	(1,582,600)

The accompanying notes form part of these financial statements.

Statements of Financial Position

As at 30 June 2001

	Note	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Current Assets					
Cash assets	23(i)	**1,211,061**	986,129	**955,450**	322,486
Receivables	5	**1,385,925**	1,165,763	**488,259**	235,605
Inventories	7	**4,950**	8,081	–	–
Other	12	**21,443**	–	–	–
Total Current Assets		**2,623,379**	2,159,973	**1,443,709**	558,091
Non-Current Assets					
Receivables	5	–	–	**1,637,559**	8,948,278
Investments	6	**5,781,725**	3,863,927	**6,075,577**	3,459,718
Plant and equipment	8	**158,536**	262,081	**13,483**	56,797
Mining Tenements	9	**45,346**	647,925	–	81,846
Other	10	–	4,715,611	–	–
Total Non-Current Assets		**5,985,607**	9,489,544	**7,726,619**	12,546,639
Total Assets		**8,608,986**	11,649,517	**9,170,328**	13,104,730
Current Liabilities					
Payables	13	**2,250,161**	1,758,528	**665,516**	536,970
Interest-bearing liabilities	14	**1,912,961**	384,179	**1,629,684**	143,709
Provisions	15	**239,214**	217,943	**221,460**	215,058
Total Current Liabilities		**4,402,336**	2,360,650	**2,516,660**	895,737
Non-Current Liabilities					
Interest-bearing liabilities	14	–	–	**9,747,672**	9,540,672
Total Non-Current Liabilities		–	–	**9,747,672**	9,540,672
Total Liabilities		**4,402,336**	2,360,650	**12,264,332**	10,436,409
Net Assets		**4,206,650**	9,288,867	**(3,094,004)**	2,668,321
Equity					
Contributed equity	16	**50,759,521**	47,023,999	**50,759,521**	47,023,999
Reserves	17	**607,279**	607,279	**777,748**	777,748
Accumulated losses	27	**(47,160,150)**	(38,391,596)	**(54,631,273)**	(45,133,426)
Total Parent Equity Interest		**4,206,650**	9,239,682	**(3,094,004)**	2,668,321
Outside Equity Interest		–	49,185	–	–
Total Equity		**4,206,650**	9,288,867	**(3,094,004)**	2,668,321

The accompanying notes form part of these financial statements.

Statements of Cash Flows

For the year ended 30 June 2001

	Note	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Cash flows from operating activities					
Receipts from customers		**5,162,981**	3,740,307	**–**	–
Payments to trade creditors and employees		**(6,921,072)**	(4,425,257)	**(392,630)**	(582,549)
Interest received		**9,281**	43,143	**8,417**	43,143
Interest paid		**(255)**	(44,625)	**(255)**	(32,341)
Sundry receipts		**6,595**	23,696	**25**	29,902
Net cash (used in)/provided by operating activities	23(ii)	**(1,742,470)**	(662,736)	**(384,443)**	(541,845)
Cash flows from investing activities					
Loans to controlled entities		**–**	–	**(567,592)**	(6,579,174)
Payment of interest in controlled entity Net of cash acquired		**–**	(827,305)	**–**	–
Payment for shares in unlisted corporation		**(496,278)**	(5,000,000)	**–**	–
Payment for plant and equipment		**(105,749)**	(45,596)	**–**	(45,596)
Payment for exploration and evaluation costs		**(28,705)**	(489,328)	**(16,205)**	–
Proceeds from sale of plant and equipment		**1,930**	50,000	**–**	50,000
Proceeds from sale of investments		**–**	–	**–**	–
Subscription for shares		**–**	–	**–**	–
Payment for investment in listed corporation		**(2,209,324)**	–	**(2,209,324)**	–
Net cash used in by investing activities		**(2,838,126)**	(6,312,229)	**(2,793,121)**	(6,574,770)
Cash flows from financing activities					
Net proceeds from issue of shares		**3,780,874**	6,743,693	**3,780,874**	6,743,693
Borrowings		**2,961,974**	3,640,000	**1,966,974**	1,175,000
Repayment of borrowings		**(1,937,320)**	(2,910,425)	**(1,937,320)**	(710,000)
Loans repaid by controlled entity		**–**	–	**–**	–
Net cash provided by financing activities		**4,805,528**	7,473,268	**3,810,528**	7,208,693
Net increase/(decrease) in cash held		**224,932**	498,303	**632,964**	92,078
Cash at the beginning of the financial year	23(i)	**986,129**	487,826	**322,486**	230,408
Cash at the end of the financial year		**1,211,061**	986,129	**955,450**	322,486

The accompanying notes form part of these financial statements.

1. Statement of significant accounting policies

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Law .

It has been prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

(a) Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company being the parent entity, and its controlled companies. The controlled companies are listed in Note 6(ii) to the financial statements.

The effect of all transactions between companies in the Group and inter-company balances are eliminated in full in preparing the consolidated financial statements.

(b) Foreign Currency

(i) Transactions denominated in a foreign currency are converted to Australian currency at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange gains and losses are brought to account in determining the results for the year.

(ii) *Foreign Controlled Entity*

As the foreign controlled entity is integrated, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the profit and loss statement of financial performance.

(c) Investments

Controlled Companies

Investments in controlled companies in the Company's accounts are at the lower of cost or their recoverable amount.

Other Companies

The Company's interests in companies and other Group company's interests (other than controlled companies) are brought to account at cost. Dividend income is recognised in the profit and loss statement when received.

(d) Depreciation and Amortisation of Plant and Equipment

Plant and equipment are depreciated over their estimated useful lives using the straight line method.

Profits and losses on sales of plant and equipment are taken into account in determining the results for the year.

The depreciation rates used for each class of asset are as follows:

Plant & Equipment	10-20%
Motor Vehicles	22.5%
Office Equipment	7.5–40%
Leasehold Improvements	2.5%

Assets are depreciated from the date of acquisition.

(e) Revenue Recognition

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the Group. Sales revenue is recognised when the goods are provided.

Interest income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the Group. The profit or loss on sales of assets is brought to account at the date an unconditional contract of sale is signed.

Other revenue

Other revenue is recognised as it accrues.

(f) Leases

Leases under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to expenses over the period of expected benefit.

(g) Mining Tenements

Amounts capitalised in relation to exploration and evaluation in relation to areas of interest are carried forward to the extent that:

(i) such amounts are expected to be recouped through successful development and exploitation of the area, or alternatively, by its sale; and

(ii) evaluation activities in the area have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

In the event that an area of interest is abandoned, or if the directors consider the carrying value unrecoverable, accumulated costs and amounts carried forward will be written off in the year in which that assessment is made.

When production commences, amounts carried forward will be amortised over the life of the area according to the rate of depletion of the economically recoverable reserves. Any costs of site restoration will be provided for during the relevant production stages and included in the costs of that stage.

An amount is not carried forward in respect of any area of interest unless the company's rights of tenure to that area of interest are current.

(h) Restoration, Rehabilitation and Environmental Expenditure

Restoration, rehabilitation and environmental costs necessitated by exploration and evaluation activities will be accrued at the time of those activities.

Restoration, rehabilitation and environmental costs necessitated by development and production activities will be accrued on a gradual basis over the production life of the mining activity and treated as costs of production.

Restoration, rehabilitation and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment.

Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology.

Estimates of future costs are reassessed at least annually. Changes in estimates relating to areas of interest in the exploration and evaluation phase are dealt with retrospectively, with any amounts that would have been written off or provided against under the accounting policy for exploration and evaluation immediately written off. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

(i) Employee Entitlements

The amounts expected to be paid to employees for their pro-rata entitlements for annual leave and long service leave are accrued annually at current wage rates and include related on-costs.

(j) Income Tax

The liability method of tax effect accounting is followed.

(k) Receivables

Trade debtors

Trade debtors to be settled within 60 days are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

(l) Accounts Payable

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or the Group. Trade accounts payable are normally settled within 60 days.

(m) Inventories

Inventories are carried at the lower of cost or net realisable value. Costs are recognised on the weighted average basis.

(n) Reclassification of Financial Information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing accumulated losses from the face of the statement of financial performance to Note 27.

Revenue and expense items previously disclosed as abnormal have been reclassified and are disclosed as individually significant items in Note 3(ii). These items are no longer identified separately on the face of the statement of financial performance.

(o) Goods and Service Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

2. Revenue from ordinary activities

	Consolidated		Company	
	2001 **$**	2000 $	**2001** **$**	2000 $
Sale of goods revenue from operating activities	**4,564,047**	4,362,785	**–**	–
Other Revenues from non operating activities				
Interest received or due and receivable from other parties	**28,214**	42,400	**27,046**	42,400
Dividends received	**200**	–	**–**	–
Sundry income	**18,581**	82,772	**–**	18,430
Proceeds from sale of plant and equipment	**–**	50,000	**–**	50,000
Proceeds from the sale of a controlled entity	**2,750,170**	–	**406,534**	–
	7,361,212	4,537,957	**433,580**	110,830

3. Loss from Ordinary Activities

(i) Loss from ordinary activities has been arrived at after charging/(crediting) the following items:

	Consolidated		Company	
	2001 **$**	2000 $	**2001** **$**	2000 $
Crediting:				
Interest received or due and receivable from other parties	**(28,214)**	(42,400)	**(27,046)**	(42,400)
Charging:				
Depreciation and amortisation – Plant and equipment	**132,280**	35,293	**43,314**	16,592
Interest paid or due and payable to other parties	**165,446**	196,424	**115,922**	42,524
Lease rental expense – operating leases	**87,007**	62,720	**–**	62,720
Transfer to provision for employee entitlements	**6,404**	(1,763)	**6,404**	4,990
Bad and doubtful debts expenses	**28,379**	–	**24,500**	–
Loss on sale of plant and equipment	–	9,000	–	9,000

(ii) Individually significant items included in loss from ordinary activities

	Consolidated		Company	
	2001 **$**	2000 $	**2001** **$**	2000 $
Provision for loss on advances to controlled entities	**–**	–	**(9,187,071)**	(833,056)
Increase in provision for diminution in value of investments	**(4,182,803)**	–	**–**	–
Profit on sale of controlled entity	**2,750,170**	–	**406,534**	–
Exploration and Technology Expenditure written off	**(58,935)**	(3,044,690)	**(58,935)**	–
Goodwill - written off	**(4,310,901)**	–	**–**	–
Amortisation of Intangible Assets	**(409,640)**	–	**–**	–
	(6,212,109)	(3,044,690)	**(8,839,472)**	(833,056)

(iii) Remuneration of Directors

	Consolidated		Company	
	2001 **$**	2000 $	**2001** **$**	2000 $
Income paid or payable, or otherwise made available to all directors of the Company, or all directors of each entity in the Group from the Company or any related party.	**263,172**	203,000	**114,081**	175,000

The number of directors of the Company, whose income from the company or any related party falls within the following bands:

	Number		Number	
	2001	2000	**2001**	2000
$10,000 to $19,999	**2**	2	**2**	2
$20,000 to $29,999	**1**	–	**1**	–
$50,000 to $59,999	**–**	–	**–**	1
$60,000 to $69,999	**1**	1	**1**	–
$90,000 to $99,000	**–**	–	**–**	1
$110,000 to $119,999	**–**	1	**–**	–
$150,000 to $159,000	**1**	–	**1**	–

(iv) Auditors' Remuneration

	Consolidated		Company	
	2001 **$**	2000 $	**2001** **$**	2000 $
Auditing the year end financial statements - Court & Co	**24,000**	14,000	**14,000**	14,000
Auditing the year end financial statements - KPMG	**–**	1,620	**–**	–
Half year review - Court & Co	**12,000**	7,000	**7,000**	7,000
Other services - Court & Co	**14,820**	19,457	**2,505**	19,457
	50,820	42,077	**23,505**	40,457

4. Income tax

The amount of income tax benefit attributable to the financial year differs from the amount of the prima facie income tax benefit on the loss from ordinary activities. The differences are reconciled as follows:

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Loss from ordinary activities	**(8,817,739)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Prima facie income tax benefit @ 34% (2000: 36%) on the loss	**2,998,031**	1,388,638	**3,229,268**	569,736
Tax effect of permanent differences gain on disposal of controlled entity	**935,738**	–	**138,221**	–
Amortisation of goodwill	**(1,509,391)**	–	**–**	–
Non-deductible expenses				
– Legal expenses	**(8,660)**	(31,789)	**(8,660)**	(31,789)
– Exploration expenditure	**–**	(586,650)	**–**	–
– Interest	**(15,765)**	–	**(15,765)**	–
– Other	**(1,507,153)**	(77)	**(3,123,713)**	(77)
Future income tax benefit in relation to tax losses not recognised	**(892,800)**	(770,122)	**(219,351)**	(537,870)
Income tax attributable to loss	**–**	–	**–**	–
Potential future income tax benefit @ 30% (2000:34%) attributable to tax losses	**3,609,475**	3,734,620	**1,548,843**	2,334,950

The potential future income tax benefit attributable to tax losses will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised; or

(ii) the relevant company and/or the Group continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the Group in realising the benefit.

5. Receivables

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Current				
Trade debtors	**861,756**	883,900	**–**	–
Other debtors	**551,873**	281,863	**512,759**	235,605
	1,413,629	1,165,763	**512,759**	235,605
Less Provision for Doubtful Debts	**(27,704)**	–	**(24,500)**	–
	1,385,925	1,165,763	**488,259**	235,605

Non-current

Loans to controlled companies	–	–	**14,634,097**	12,757,745
Provision for diminution in value of loans to controlled companies	–	–	**(12,996,538)**	(3,809,467)
	–	–	**1,637,559**	8,948,278

6. Investments

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
(i) Non-current				
Shares – other corporations				
– listed (at cost)	**5,531,574**	6,000	**5,525,574**	–
– not listed (at cost)	**4,432,954**	3,857,927	**–**	–
– in controlled companies	**–**	–	**16,165,360**	19,075,075
Less: Provision for diminution in value	**(4,182,803)**	–	**(15,615,357)**	(15,615,357)
	5,781,725	3,863,927	**6,075,577**	3,459,718
Market value of securities listed on a prescribed stock exchange	**7,738,464**	13,000	**7,729,464**	–

(ii) Investments in Controlled Companies

	COUNTRY OF INCORPORATION	CLASS OF SHARE %	INTEREST HELD **2001** %	2000
Controlling Company				
Imperial One Limited	Australia			
Controlled Companies				
Jason Exploration Pty Limited	Australia	Ordinary	**100**	100
Vodex Pty Limited	Australia	Ordinary	**100**	100
Imperial Corporation Limited (formerly Imperial Technologies Limited)	Australia	Ordinary	**55**	55
Mega First Mining NL	Vanuatu	Ordinary	**100**	100
Imperial Mining Investment Pty Limited	Australia	Ordinary	**100**	100
Jasinv Pty Limited	Australia	Ordinary	**100**	100
May Day Mines Pty Limited	Australia	Ordinary	**100**	100
Industrial Minerals Marketing Pty Ltd	Australia	Ordinary	**100**	100
Jasrad Pty Limited	Australia	Ordinary	**100**	100
Imperial Technologies Pty Limited	Australia	Ordinary	**100**	100
Sina.com Pty Limited	Australia	Ordinary	**100**	100
OzNetwork Pty Limited	Australia	Ordinary	**80.86**	86.36
OzNetwork Holdings Pty Ltd	Australia	Ordinary	**100**	100
Imperial Mining (Aust) NL	Australia	Ordinary	-	100

All entities are audited by Court & Co with the exception of Mega First Mining NL, a Company incorporated in Vanuatu which is audited by KPMG.

Imperial Corporation Limited – The Imperial Group holds 100% equity interest in Imperial Corporation Limited. A 55% equity interest is held by Imperial One Limited, with Vodex Pty Limited, a controlled company of Imperial One Limited holding the remaining 45% of the shares.

Acquisitions and Disposals of Controlled Entities

Acquisitions

There were no acquisitions of controlled entities during the financial year.

Disposals

On 10 July 2000, the Company and BeMaX Resources NL executed a Share Sale Agreement under the terms of which BeMaX acquired a 100% equity interest in Imperial Mining (Aust) NL. This Agreement was ratified by Shareholders at a General Meeting held on 9 October 2000 and as a result of the transaction, BeMaX obtained an additional 25% interest in the BIP Joint Venture, which owns the Ginkgo and Snapper deposits and other strandline prospects in the Murray Basin.

Imperial received 18,950,000 fully paid BeMaX shares and 1,750,000 options exercisable at 25 cents expiring on 31 December 2001.

Changes in equity interests in controlled entities

The Company, through Imperial Technologies Pty Limited subscribed $530,000 to the rights issue undertaken by OzNetwork Pty Limited. As a result of the Company not subscribing to its full entitlement, its equity interest in OzNetwork Pty Limited reduced from 86.36% to 80.86%.

7. Inventories

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Current				
Consumable supplies and spare parts – at cost	**4,950**	8,081	**–**	–

8. Plant and equipment

Non-Current

a. Carrying Values

	COST		ACCUMULATED DEPRECIATION		WRITTEN DOWN VALUE	
	2001 $	2000 $	**2001 $**	2000 $	**2001 $**	2000 $
CONSOLIDATED						
Plant & Equipment – at cost	**181,732**	256,265	**127,515**	82,597	**54,217**	173,668
Motor vehicles – at cost	**22,750**	22,750	**15,333**	13,333	**7,417**	9,417
Office equipment – at cost	**205,643**	172,553	**110,627**	93,557	**95,016**	**78,996**
Leasehold improvements – at cost	**70,916**	68,846	**69,030**	68,846	**1,886**	–
	481,041	520,414	**322,505**	258,333	**158,536**	262,081
COMPANY						
Plant & Equipment – at cost	**61,000**	61,000	**57,000**	17,000	**4,000**	44,000
Office equipment – at cost	**87,419**	87,419	**77,936**	74,622	**9,483**	12,797
Leasehold improvements – at cost	**68,846**	68,846	**68,846**	68,846	**–**	–
	217,265	217,265	**203,782**	160,468	**13,483**	56,797

b. Reconciliation of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Plant and Equipment				
Carrying value at beginning	**173,668**	203,366	**44,000**	115,000
Additions	**6,526**	97,606	–	40,000
Disposals	**(12,951)**	(99,000)	–	(99,000)
Depreciation expense	**(113,026)**	(28,304)	**(40,000)**	(12,000)
	54,217	173,668	**4,000**	44,000
Motor Vehicles				
Carrying value at beginning	**9,417**	11,955	–	–
Additions	–	–	–	–
Disposals	–	–	–	–
Depreciation expense	**(2,000)**	(2,538)	–	–
	7,417	9,417	–	–
Office Equipment				
Carrying value at beginning	**78,996**	11,224	**12,797**	10,423
Additions	**33,090**	89,929	–	5,596
Disposals	–	–	–	–
Depreciation expense	**(17,070)**	(22,157)	**(3,314)**	(3,222)
	95,016	78,996	**9,483**	12,797
Leasehold Improvements				
Carrying value at beginning	–	1,370	–	1,370
Additions	**2,070**	–	–	–
Disposals	–	–	–	–
Depreciation expense	**(184)**	(1,370)	–	(1,370)
	1,886	–	–	–

9. Mining tenements

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
MINING AREAS OF INTEREST				
Non-Current				
Development Phase – at cost	**1,100,000**	1,100,000	**1,100,000**	1,100,000
– less provision for amortisation	**(1,100,000)**	(1,100,000)	**(1,100,000)**	(1,100,000)
	–	–	–	–
EXPLORATION AND EVALUATION PHASES				
– at independent valuation	–	–	–	–
– at cost	**45,346**	647,925	–	81,846
Carried forward	**45,346**	647,925	–	81,846

The ultimate recoupment of the carrying values of these areas of interest is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.

10. Other non-current assets

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Intangible Assets				
– OzNetwork Domain Names/Global Synd. Framework	**409,640**	27,023	**–**	–
– Goodwill on Consolidation	**4,310,901**	4,688,588	**–**	–
	4,720,541	4,715,611	**–**	–
Less:				
Amortisation Charges	**(409,640)**	–	**–**	–
Goodwill Written Off	**(4,310,901)**	–	**–**	–
	–	4,715,611	**–**	–

11. Joint ventures

Group companies have interests in unincorporated joint ventures as follows:

JOINT VENTURE	PRINCIPAL ACTIVITIES	PERCENTAGE INTEREST **2001**	2000
Murray Basin Joint Venture	Heavy Minerals	**Nil**	25
Gurina Joint Venture	Heavy Minerals	**50**	50

The net contribution of joint venture activities to group operating loss before income tax at 30 June 2001 was $Nil (2000 loss $2,337,828).

During the year the Company and BeMaX Resources NL executed a Share Sale Agreement by which the company sold its 25% interest in the Murray Basin Joint Venture to BeMaX Resources NL. As a result of the transaction, the Company received 18,950,000 fully paid BeMaX shares and 1,750,000 options exercisable at 25 cents prior to 31 December 2001.

12. Other

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Current				
Other	**21,443**	–	**–**	–

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
13. Accounts payable				
Current				
Trade creditors	**2,037,992**	1,673,865	**567,626**	480,456
Other creditors	**212,169**	84,663	**97,890**	56,514
	2,250,161	1,758,528	**665,516**	536,970

14. Interest-bearing liabilities

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Current				
Other loans - secured	**1,912,961**	384,179	**1,629,684**	143,709
Non-current				
Loan from controlled entities	**–**	–	**9,747,672**	9,540,672

15. Provisions

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Current				
Restoration	**200,000**	200,000	**200,000**	200,000
Employee entitlements	**39,214**	17,943	**21,460**	15,058
	239,214	217,943	**221,460**	215,058

16. Contributed equity

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Issued Capital				
Balance as at 1/7/2000	**47,023,999**	36,947,779	**47,023,999**	36,947,779
Issued During Period Shares				
37,830,000 shares were issued at 4 cents per share pursuant to a private placement prospectus dated February 2001.	**1,513,200**	–	**1,513,200**	–
82,877,693 shares were issued at 3 cents per share pursuant to a non-renounceable 2 for 7 rights issue.	**2,486,331**	–	**2,486,331**	–
26,483,596 shares issued pursuant to a prospectus dated 26/8/1999	**–**	2,648,360	**–**	2,648,360
30,450,000 shares issued pursuant to a prospectus dated 17/2/2000	**–**	3,958,500	**–**	3,958,500
18,750,000 shares issued pursuant to the acquisition of equity interest in OzNetwork	**–**	3,375,000	**–**	3,375,000
1,017 shares issued pursuant to the exercise of options	**–**	305	**–**	305
Options				
41,439,068 options exercisable at 10 cents expiring 30/6/2004 were issued pursuant to a non-renounceable rights issue on the basis of 1 option for each 2 shares subscribed for.	**–**	–	**–**	–
112,500,000 options issued at .2 cents pursuant to a prospectus dated 11 August 1999	**–**	225,000	**–**	225,000
51,322,511 options issued at .2 cents pursuant to a prospectus dated 17 November 1999	**–**	102,645	**–**	102,645
Less - Cost of equity issues	**(264,009)**	(233,590)	**(264,009)**	(233,590)
	50,759,521	47,023,999	**50,759,521**	47,023,999

At balance date the Company had on issue the following securities:

- Shares
  372,949,619 listed fully paid ordinary shares - IMP.
- Options
  177,064,309 listed options expiring 31 July 2003 exercisable at 20 cents - IMPOB.
  41, 439,068 listing options expiring 30 June 2004 exercisable at 10 cents - IMPOC.
  14,350,000 unlisted executive options expiring 6 July 2005 exercisable at 9 cents.

17. Reserves

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Capital profit	**–**	–	**170,469**	170,469
Asset revaluation	**607,279**	607,279	**607,279**	607,279
	607,279	607,279	**777,748**	777,748
Asset Revaluation Reserve				
Balance 1 July 2000	**607,279**	1,394,393	**607,279**	607,279
Write back of Reserve on disposal of Mining Tenement Interests	**–**	(545,467)	**–**	–
Reserve transferred to Statement of Financial Performance	**–**	(241,647)	**–**	–
Balance 30 June 2001	**607,279**	607,279	**607,279**	607,279

18. Contingent liabilities

(a) Companies in the Imperial One Limited group have a maximum contingent liability of $147,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.

(b) The Company has a potential liability to certain of its officers of up to a maximum of $234,500 in respect of entitlements they have foregone. The amount of this liability will be made certain once negotiations between the Company and those officers have been finalised and such amount will be paid from cashflows generated from operations of the Company.

(c) Imperial has provided certain tax indemnities to the Investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.

19. Commitments for expenditure

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
(a) Lease Commitments				
Non-cancellable operating lease rentals not provided for in the financial statements and payable:				
No later than one year	**86,900**	–	**–**	–

(b) Exploration and Mining Tenement Leases

In order to maintain current rights of tenure to exploration and mining tenements, the Company and the companies in the Group are required to outlay lease rentals and to meet the minimum expenditure requirements of the various Government Authorities. These obligations are subject to re-negotiation upon expiry of the relevant leases or when application for a mining licence is made. These obligations are not provided for in the financial statements and are payable as follows:

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Not later than one year	**50,000**	364,000	**–**	50,000
Later than one year but not later than 2 years	**100,000**	364,000	**–**	50,000
Later than two years but not later than 5 years	**–**	125,000	**–**	125,000
	150,000	853,000	**–**	225,000

20. Segment Information

	Australia		New Zealand		South East Asia		Consolidated	
	2001 $	2000 $	**2001 $**	2000 $	**2001 $**	2000 $	**2001 $**	2000 $
Segment Revenue	**7,361,212**	4,537,957	**–**	–	**–**	–	**7,361,212**	4,537,957
Unallocated Revenue	**–**	–	**–**	–	**–**	–	**–**	–
Total Revenue							**7,361,212**	4,537,957
Segment Results	**(4,524,417)**	(2,634,612)	**–**	(1,118,608)	**(4,182,803)**	–	**(8,707,220)**	(3,753,220)
Unallocated Expenses	**–**	–	**–**	–	**–**	–	**(110,519)**	(104,107)
Net Loss							**(8,817,739)**	(3,857,327)
Segment Assets	**8,358,986**	7,791,742	**–**	–	**250,000**	3,857,775	**8,608,986**	11,649,517
Unallocated Assets	**–**	–	**–**	–	**–**	–	**–**	–
Total Assets							**8,608,986**	11,649,517

21. Additional financial instruments disclosure

a. Interest Rate Risk

Interest Rate Risk Exposures
The economic entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Fixed Interest Maturing in: Over 1 to 5 Years	Non-Interest Bearing	Total
2001		$	$	$	$	$
Financial Assets						
Cash assets		1,211,061			–	1,211,061
Receivables	5	–			1,385,925	1,385,925
Investments	6	–			5,781,725	5,781,725
		1,211,061	–	–	7,167,650	8,378,711
Weighted Average Interest Rate						
Financial Liabilities						
Payable	13				2,250,161	2,250,161
Interest-bearing Liabilities	14				1,912,961	1,912,961
		–	–	–	4,163,122	4,163,122
Weighted Average Interest Rate						
2000						
Financial Assets						
Cash assets		986,129			–	986,129
Receivables	5	–			1,165,763	1,165,763
Investments	6	–			3,863,927	3,863,927
		986,129	–	–	5,029,690	6,015,819
Weighted Average Interest Rate		4%				
Financial Liabilities						
Payable	13				1,758,528	1,758,528
Interest-bearing Liabilities	14				384,179	384,179
		–	–	–	2,142,707	2,142,707
Weighted Average Interest Rate						

b. Net Fair Values of Financial Assets and Liabilities

On-Balance Sheet Financial Instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2001 Carrying Amount $	**2001 Net Fair Value $**	2000 Carrying Amount $	2000 Net Fair Value $
Financial Assets				
Cash assets	**1,211,061**	**1,211,061**	986,129	986,129
Receivables	**1,385,925**	**1,385,925**	1,165,763	1,165,763
Investments	**5,781,725**	**7,988,615**	3,863,927	3,870,927
Financial Liabilities				
Payable	**2,250,161**	**2,250,161**	1,758,528	1,758,528
Interest-bearing Liabilities	**1,912,961**	**1,912,961**	384,179	384,179

Except for Investments, all financial assets and liabilities are not readily traded on organised markets in a standardised form.

22. Related party disclosures

a. Disclosures relating to directors

(i) The names of persons who were directors of the Company at any time during the financial year were:

B W McLeod
D H Sutton
K A Torpey
R J Koscharsky
A R Hope

(ii) Directors' Shareholdings

Details of the directors' shareholdings and options held by the directors or director related entities in the Company at balance date are set out below. This is also equal to the relevant interest of each director in the share capital of the Company at the date of this report. These interests are:

	Particulars of Interests in the Issued Capital of the Company			
	Direct Interest		**Indirect Interest**	
Director	**Shares Fully Paid**	**Options**	**Shares Fully Paid**	**Options**
B W McLeod	–	10,000,000	39,064,836	5,147,139
D H Sutton	–	1,000,000	–	–
K A Torpey	100,000	1,000,000	3,589,592	1,282,568
R J Koscharsky	–	–	51,429	310,000

- B W McLeod has an indirect interest in 1,221,262 ordinary shares and 5,147,139 options as a principal of Eastern and Pacific Capital Pty Limited, 30,679,435 ordinary shares by virtue of his position as a Director of Hudson Securities Corporation Limited and 7,164,139 shares by virue of his position as a Director of Hudson Corporate Limited.
- K A Torpey has an indirect interest in 3,589,592 ordinary shares and 1,282,568 options in the issued capital of the Company by virtue of his position as principal of Famallon Pty Limited.
- R J Koscharsky has an indirect interest in 51,429 ordinary shares and 310,000 options by virtue of his position as a Director of RJK Property Pty Limited.

(iii) Transactions with Directors and Director-Related Entities

K A Torpey is a director and shareholder of Famallon Pty Limited. The Company paid or is still to pay corporate advisory and management fees to this company during the financial year which were based on normal commercial terms and conditions.

B W McLeod is a director and shareholder of Eastern & Pacific Capital Pty Limited. The Company paid or is still to pay corporate advisory and management fees to this company during the financial year which were based on normal commercial terms and conditions.

During the financial year, geological consultants fees were paid or are still to be paid to A R Hope, a director of the Company. The fees were based on normal commercial terms and conditions.

Mr B W McLeod is a director of Hudson Investment Group Limited, Hudson Securities Corporation Limited and their controlled entities. The Company paid interest and loan facility fees to these companies during the financial year pursuant to a cash advance facility and other loan arrangements.

In addition, underwriting fees pursuant to share and option issues made by the Company and office rental and car parking fees were paid to Hudson Group Companies.

These charges were based on the normal commercial terms and conditions.

The aggregate amounts of the above other transactions with directors and their director-related entities were as follows:

	Consolidated		Company	
	2001 $	2000 $	**2001 $**	2000 $
Consulting Fees	**52,800**	144,000	**52,800**	116,000
Interest	**62,960**	9,390	**62,960**	9,390
Underwriting Fees	**149,275**	32,779	**149,275**	32,779
Rent	**27,380**	26,000	**27,380**	26,000
Car Parking Fees	**9,372**	8,860	**9,372**	8,860
Aggregate amounts payable to directors and their director-related companies at balance date:				
Consulting Fees	**52,800**	15,152	**52,800**	15,152
Rent	**–**	24,000	**–**	24,000
Car Parking Fees	**–**	8,860	**–**	8,860
Loan Facility Fees	**29,505**	–	**29,505**	–
Underwriting Fees	**89,765**	–	**89,765**	–
Interest	**24,587**	–	**24,587**	–

b. Disclosures Relating to Wholly-Owned Controlled Companies

Imperial One Limited is the ultimate controlling company of the wholly-owned group comprising the Company and its wholly-owned controlled companies.

Interests held in controlled companies are set out in Note 6(ii) to the financial statements.

During the year, the Company advanced and received loans, and provided accounting and administrative services to other companies in the Group. The accounting and administrative services were provided free of charge, and the loans were interest free and unsecured.

	Company	
	2001	2000
	$	$
Amounts receivable from and payable to related parties		
Aggregate amounts, receivable and payable At balance date from:		
Receivable		
Non-current		
Controlled companies	**14,634,097**	12,757,745
Less: Provision for diminution	**(12,996,538)**	(3,809,467)
	1,637,559	8,948,278
Payable		
Non-current		
Controlled companies	**9,747,672**	9,540,672

23. Notes to the statements of cash flows

	Consolidated		Company	
	2001	2000	**2001**	2000
	$	$	**$**	$
(i) Reconciliation of Cash				
For the purpose of the Statement of Cash Flows, Cash includes Cash at Bank.				
Cash at the end of the financial year is shown in the Balance Sheet as follows:				
Cash assets	**1,211,061**	986,129	**955,450**	322,486
(ii) Reconciliation of net cash provided by/(used in) operating activities to operating loss after abnormal items and income tax:				
Net Loss	**(8,817,739)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Depreciation	**132,280**	35,293	**43,314**	16,592
Exploration and technology expenditure written-off	**58,935**	3,044,690	**58,935**	–
Diminution in value of investments	**4,182,803**	–	**–**	–
Loans written down - controlled entities	**–**	–	**9,187,071**	833,056
Loss on sale of plant & equipment	**–**	9,000	**–**	9,000
Amortisation of intangibles/goodwill	**4,720,541**	–	**–**	–
Profit on sale of controlled entity	**(2,750,170)**	–	**(406,534)**	–
Changes in assets and liabilities:				
Decrease/(Increase) in receivables	**154,851**	26,659	**–**	26,659
Increase/(Decrease) in creditors and provisions	**576,029**	78,949	**230,618**	155,448
Net Cash (used in)/provided by operating activities	**(1,742,470)**	(662,736)	**(384,443)**	(541,845)

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
(a) Acquisition of controlled entity				
Acquisition				
– 18,750,000 fully paid ordinary shares were issued at 18 cents per share pursuant to a share sale agreement as part consideration for the original purchase of 90% equity interest in OzNetwork Pty Limited.	–	3,375,000	–	3,375,000
Disposal				
– The Company received 18,950,000 fully paid shares in BeMaX Resources NL as consideration for the sale of 100% of the issued capital of Imperial Mining (Aust) NL.	**3,316,250**	–	**3,316,250**	–

Additional information concerning the acquisition of controlled entities appears in Note 6 (ii)

(b) Cash Advance Facility

This Facility totalling $750,000 remains in place and is secured by a fixed and floating charge over the assets and undertakings of the Group. At balance date the amount available under the facility was $650,000.

(c) Settlement of Secured Redeemable Notes

In December 1999, the Company's wholly owned subsidiary, Imperial Technologies Pty Limited completed a Secured Redeemable Note issue of $2,465,000 to provide for the Company to increase its shareholding in Catcha.com, repay a loan facility and provide additional working capital.

Under the terms of issue of these Notes, Imperial Technologies may transfer shares in Catcha.com to the Noteholders in lieu, and in satisfaction of paying cash to meet interest and part of the principal amount of the Notes.

During the current financial year the transfers of portion of the Catcha.com shares to Noteholders were reversed, reinstating portion of the loans.

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
As a result amounts owing to Noteholders increased by:	**(78,750)**	642,225	–	–

24. Earnings per share

	Consolidated 2001 $	Consolidated 2000 $
Basic earnings per share (cents per share)	**(3.05)**	(1.98)
Diluted earnings per share (cents per share)	**(1.38)**	(.84)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	**269,457,035**	206,255,317
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	**461,884,303**	335,000,020

25. Superannuation commitments

The Company contributed to externally managed accumulation superannuation plans on behalf of employees.

Company contributions are made in accordance with the Company's legal requirements.

26. Matters subsequent to balance date

The Gurina Joint Venture in which Imperial Mining Investments Pty Limited (controlled entity) and Probo Mining Pty Limited each held at 50% equity interest has been dissolved.

A Deed of Transfer was lodged with the Victorian DNRE on 3 October 2001 which subject to the consent of the Minister will transfer 100% interest in EL 4428 to Imperial Mining Investments Pty Limited.

In addition, Imperial Mining Investments Pty Limited lodged an Application for Renewal of EL 4428 on 5 October 2001 over a reduced area of 301km^2.

27. Accumulated losses

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Accumulated losses at the behinning of the financial year	**(38,391,596)**	(34,775,916)	**(45,133,426)**	(43,550,826)
Net loss attributable to Members of the Company	**(8,768,554)**	(3,857,327)	**(9,497,847)**	(1,582,600)
Aggregate of amounts transferred from asset revaluation reserve	**–**	241,647	**–**	–
Accumulated losses at the end of the financial year	**(47,160,150)**	(38,391,596)	**(54,631,273)**	(45,133,426)

Directors' Declaration

In the opinion of the directors of Imperial One Limited:

(a) the financial statements and notes, set out on pages 15 to 35, are in accordance with the Corporations Law, including:

  (i) giving a true and fair view of the financial position of the Company and the Group as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

B W McLeod
Director

D H Sutton
Director

Dated at Sydney: 26 October 2001

Independent auditors' report to the members of Imperial One Limited

Scope

We have audited the financial report of Imperial One Limited for the financial year ended 30 June 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes and the directors' declaration. The financial report includes the consolidated financial statements of the Group, comprising the Company and its controlled companies. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Auystralia so as to present a view which is consistent with our understanding of the Company's and the Group's financial position, and performance as represented by the results of their operations and their cash flows.

The name of the controlled entity of which we have not acted as auditors is set out in Note 6. We have received sufficient information and explanations concerning this controlled entity to enable us to form an opinion on the consolidated financial statements.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Imperial One Limited is in accordance with:

(a) the Corporations Law, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Dated at Sydney: 26 October 2001

Ordinary Shares

A. Substantial Shareholders as at 12 October 2001

Name	*Number of Shares*
Imperial Investments Pty Ltd	33,053,659
Hudson Securities Corporation Ltd	30,679,435
Foxview Pty Ltd	18,663,289

B. Distribution of Fully Paid Ordinary Shares

1 - 1,000	724
1,001 - 5,000	792
5,001 - 10,000	816
10,001 - 100,000	2,012
100,001 and over	322
Total number of holders	4,666
(i) Number of holders of less than a marketable parcel	3,207
(ii) Percentage held by the 20 largest holders	52.47%

C. Twenty Largest Shareholders as at 12 October 2001

Name	*Number of Shares*
Imperial Investments Pty Ltd	33,053,659
Hudson Securities Corporation Ltd	30,679,435
Foxview Pty Ltd	18,663,289
Ms Michelle Wong	13,868,027
New Golden Trade & Investments Ltd	10,450,000
Kristoffer Duggan	9,993,477
Yiu Sham Lai	9,771,429
Ms Suzie Young	9,435,714
Ms Tai Lee	8,000,291
Yuen Wan Yung	7,332,429
Ms Yoke Tow Hong	7,213,506
Hudson Corporate Ltd	7,164,139
Gergale Pty Ltd	5,666,428
Westpac Custodian Nominees	5,159,519
Miss Alisa Lai	4,336,429
Mr Lian Tan	4,298,349
Grosvenor Pirie Management Ltd	3,333,333
Choon Piang Lee	2,571,429
Mao Ying Zhang	2,571,429
ANZ Nominees Ltd	2,185,058
	195,747,369

D. Voting Rights

On a show of hands, every member, present in person or by proxy, shall have one vote and upon a poll every member, present in person or by proxy, shall have one vote for each share except if the issue price has not been paid in full, then the holder is only entitled to a fraction of a vote on that share, being, the quotient of the amount paid up dividend by the issue price of that share.

OPTIONS – IMPOB Expiring 31 July 2003

A. Substantial Optionholders as at 12 October 2001

Name	*Number of Options*
Westpac Custodian Nominees Ltd	16,201,460

B. Distribution of Optionholders

1 - 1,000	7
1,001 - 5,000	31
5,001 - 10,000	122
10,001 - 100,000	729
100,001 and over	273
Total number of holders	1,162
(i) Number of holders of less than a marketable parcel	915
(ii) Percentage held by 20 largest holders	35.81%

C. Twenty Largest Optionholders as at 12 October 2001

Name	*Number of Options*
Westpac Custodian Nominees Ltd	16,201,460
Chancery Nominees Ltd	6,000,000
Imperial Investments Pty Ltd	5,188,129
ANZ Nominees Ltd	4,860,500
Eastern & Pacific Capital Pty Ltd ‹B McLeod Super Fund A/c›	3,862,949
Mr Douglas James Thomson	3,447,125
NHT Enterprises Pty Ltd	3,300,000
Twenty Third Capital Corporation Pty Ltd ‹Superannuation Fund A/c›	3,000,000
HTH Nominees Pty Ltd	2,487,897
Rosterking Consultancy Service Pty Ltd ‹Rosterking Super Fund A/c›	1,935,486
National Nominees Ltd	1,760,500
Ianball Investments Pty Ltd	1,650,000
Slade Technologies Pty Ltd ‹Embrey Family Superfund A/c›	1,554,591
Chelsea Securities Ltd	1,476,000
Mr John G Campbell & Mrs Maurice Campbell	1,280,000
Mr Gerard Raymond Phillips & Mrs Amanda Jayne Phillips	1,269,502
Eastern & Pacific Capital Pty Ltd	1,135,715
Mrs Pauline Angus Jenkins	1,000,000
Millstream Service Pty Ltd	1,000,000
Mr Brian Lee & Mrs Audrey Lee	1,000,000
	63,409,854

D. Voting Rights

The options carry no voting rights.

OPTIONS – IMPOC Expiring 30 June 2004

E. Substantial Optionholders as at 12 October 2001

Name	*Number of Options*
Imperial Investments Pty Ltd	10,324,951
HTH Nominees Pty Ltd	9,554,003
Foxview Pty Ltd	7,131,645

F. Distribution of Optionholders

1 - 1,000	286
1,001 - 5,000	260
5,001 - 10,000	61
10,001 - 100,000	78
100,001 and over	22
Total number of holders	707
(i) Number of holders of less than a marketable parcel	690
(ii) Percentage held by 20 largest holders	91.13%

G. Twenty Largest Optionholders as at 12 October 2001

Name	*Number of Options*
Imperial Investments Pty Ltd	10,324,951
HTH Nominees Pty Ltd	9,554,003
Foxview Pty Ltd	7,131,645
Ms Michelle Wong	1,859,014
Grosvenor Pirie Management Ltd	1,666,667
Hudson Securities Corporation Ltd	1,285,715
Yiu Sham Lai	1,085,715
Yuen Wan Yung	814,715
Hudson Corporate Ltd	796,016
Ms Yoke Tow Hong	551,372
Mr Lian Tan	477,595
Ms Tai Lee	433,892
Miss Alisa Lai	410,715
Gergale Pty Ltd	333,214
Choon Piang Lee	285,715
Mao Ying Zhang	285,715
Pacific Holdings Ltd	142,857
Eastern & Pacific Capital Pty Ltd	121,331
Mr Kevin Anthony Torpey ‹Famallon No 2 Super Fund A/c›	102,041
Mr Neville George Marshall	100,000
	37,762,888

D. Voting Rights

The options carry no voting rights.

I. List of Mining Tenements

Prospect	*Tenement*	*Granted*	*Holder/ Applicant*	*Interest*
New South Wales				
1. MAY DAY	ML 1361	17/01/95	IM	100%
Victoria				
2. GURINA JOINT VENTURE	EL 4428	Application	IMI	100%

Abbreviations

IMI Imperial Mining Investment Pty Ltd
IM Imperial One Limited

IMPERIAL

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia NSW 2000 • PO Box R356 Royal Exchange NSW 1225
Tel (612) 9251 1846 • Fax (612) 9251 2550